                              June 6, 2007
Mr. Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form 10-K for the year ended September 30, 2006
Filed December 14, 2006
File No. 000-29604
Dear Mr. Moran:
     In connection with the comments regarding the Form 10-K for the fiscal year ended September 30, 2006 in your letter dated May 22, 2007, we offer the following responses. For the convenience of the Staff of the Commission, we have reproduced each of the comments set forth in your letter and have provided our response in boldface type.
FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2006
Item 7. Management’s Discussion and Analysis
Results of Operations, page 16
1. We note in certain circumstances changes in your results of operations are supported quantitatively and in some cases the discussions are supported by a narrative without identifying the incremental numerical changes. For instance, in your discussion of operations and maintenance on page 19 the narrative begins by identifying the underlying reasons for increased expense but does not mention the numerical impact. Towards the end of the same paragraph quantitative amounts for other underlying causes are included. We also noted similar issues regarding your Liquidity and Capital Resources discussion. Cash inflows and outflows from investing and financing are quantified while cash flows from operations are not. Whenever possible, please quantify all material line item changes with more than one business reason. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.
Response:
In future filings and whenever possible, we will quantify items that are identified as underlying reasons for material changes in line items, including Operations and Maintenance expenses and cash flows from operations in the Liquidity and Capital Resources discussion. For example, we have rewritten the discussion of these sections from the Form 10-K for the year ended September 30, 2006 to quantify the underlying reasons for the changes.
Operations and Maintenance Expense:
“Operations and maintenance (O&M) expenses increased $731,000 (3.5%) during fiscal 2006 due in part to approximately $299,000 incurred in the search and employment of the successor to former President and Chief Executive Officer Mr. John S. Davis, in connection with Davis’ retirement in fiscal 2007. Effective August 1, 2006, Mr. C. S. Liollio became President and Chief Executive Officer of the Company. Additionally, O&M expenses increased $328,000 due to an increase in compensation expense recorded for stock options in accordance with SFAS 123R as discussed in Note 7 to the Consolidated Financial Statements, an increase in expenses of $358,000 incurred to evaluate and select software alternatives for a new customer information system (CIS) to be implemented in 2007, and an increase in the bad debt provision of $172,000 due to a rise in gas revenues associated with the increase in natural gas prices. These increases in O&M expenses were partially offset by a one-time reduction in benefit expenses. Due to a change in the Company’s provider of health insurance, certain disabled employees became ineligible for coverage under the Company’s health insurance benefits. Consequently, at the termination of the prior contract, the Company reduced the liability for future benefit payments for these employees by $346,000. Also, effective August 1, 2006, the Company no longer provides term life insurance benefit for retirees. The settlement of the postretirement benefit obligation resulted in a net credit to expense of approximately $97,000.”
Cash Flows from Operations:
“The Company generally relies on cash generated from operations and, on a temporary basis, short-term borrowings, to meet working capital requirements and to finance normal capital expenditures. The Company issues debt and equity for longer term financing as needed. Impacts of operating, investing, and financing activities are shown on the Consolidated Statements of Cash Flows. Cash provided by operating activities was $24.9 million, $30.8 million, and $26.9 million in 2006, 2005, and 2004, respectively. Cash provided from operating activities decreased $5.9 million in 2006 as compared to 2005 due to a decrease in taxes payable of $9.4 million, an under-collection of increased gas costs from customers of $7.9 million and the settlement of postretirement benefits of $1.4 million upon the termination of life insurance benefits for retirees. These decreases in cash flow were partially offset by a decline in accounts receivable of $4.1 million and an $8.0 million increase in deferred taxes. Cash provided from operating activities increased $3.9 million in 2005 as compared to 2004 due primarily to $5.4 million in collections of increased gas costs from customers, a $1.3 million increase in net income, and an increase in payables, including taxes, of $4.4 million. Partially offsetting the above positive impacts on cash flow from operating activities was a $0.6 million increase in gas inventory stored underground, a $1.5 million increase in accounts receivable, and a $5.0 million decrease in deferred income taxes.”
Natural Gas Storage, page 21
2.	We note operations and maintenance expenses decreased $59,000 in fiscal year 2006 due primarily to a one time credit related to a cavern lease payment recorded as a prepaid asset which will be amortized over the remaining term of the lease. Please explain to us what the one-time credit represents and the accounting that supported classification as a prepaid asset.
Response:
Please refer to the response given to Item 4. below.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 7 — Stock Based Compensation and Capital Stock, page F-17
3. We note the Company entered into an agreement with John S. Davis, President and Chief Executive Officer, to aid in the transition of his previously announced retirement. As part of that agreement, effective July 1, 2007, all options previously granted to Mr. Davis that are then unvested will immediately become vested. Accelerated compensation expense of approximately $45,000 was recognized in the fourth quarter of fiscal 2006 and approximately $135,000 will be recognized in fiscal 2007. We assume the entire amount of compensation was not recognized in 2006 because of a service condition, if Mr. Davis was not required to provide future service, then please explain why the entire amount was not recognized in 2006. See paragraphs A57-A58 of SFAS No. 123(R).
Response:
The entire amount of compensation was not recognized in 2006 because a service condition with Mr. Davis did exist. In accordance with the agreement reached with Mr. Davis, effective August 1, 2006, Mr. Davis stepped down as President and Chief Executive Officer of EnergySouth to serve as Vice Chairman and an advisor to the new President and Chief Executive Officer and the Board of Directors of the Company. He will remain employed in that capacity until his retirement date of July 1, 2007 during which time he is to devote his full business time to the business of the Company.
Note 9 — Commitments and Contingencies, page F-24
4. Please provide an overview of the leasing arrangements that Bay Gas entered into and the accounting that was used. Please be specific as to each separate arrangement. Please explain why the leases did not qualify as capital leases, in particular when the disclosure indicates that payments regarding the third cavern could extend as long as the cavern is in service.
Response:
Bay Gas Storage (“Bay Gas”) commenced operations in September 1994 when its first underground natural gas storage cavern was placed in service. Construction of Bay Gas’ second storage cavern was completed and the cavern was placed into service April 1, 2003. A third storage cavern is under development. The underground caverns are on property owned by the Olin Corporation. Under an agreement with Olin Corporation, Bay Gas, is required to pay to Olin Corporation an annual Cavern Storage Right fee based on the size of the underground cavern. The terms of the original agreement, under which the first two caverns were developed, specify that the amount is to be paid annually for twenty years and is to be adjusted for inflation. The agreement was amended in 2004 to include the third cavern under development. The third cavern will also require an annual Cavern Storage Right fee to be paid annually and to be adjusted annually for inflation; however for the third cavern the fee is to be paid annually for as long as the third cavern capacity is in service. In addition to the Cavern Storage Right fees paid to Olin under the agreement, Bay Gas also has a lease for the land (“surface lease”) above these caverns to provide access to the caverns.
The agreement for cavern capacity is considered a lease of the subsurface space created within the salt dome. The subsurface lease term references the same term definition of the surface lease. The “Effective Date” of the lease term as defined in the surface lease is

November 1992. The primary surface lease term is fifty years — November 2042 — with one 20 year renewal term. Should Bay Gas hold over after the expiration of the primary lease term or any subsequent renewal or extension period, the lease term shall be month to month under all the terms, covenants, and conditions as the original lease term and will be subject to termination on one month’s written notice by the Lessor.
The payments made for the Cavern Storage Right fees are considered to be lease payments under the agreement. In accordance with paragraph 25 of SFAS 13, if land is the sole item of property leased and the criterion of paragraph 7(a) or 7(b) is met, the lessee shall account for the lease as a capital lease, otherwise, as an operating lease. The surface lease and subsurface lease do not transfer ownership of the property to the lessee at the end of the lease term (paragraph 7(a)) nor do they contain a bargain purchase option (paragraph 7(b)). Therefore, in accordance with SFAS 13, these payments would be accounted for as an operating lease.
In accordance with paragraph 15 of SFAS 13, rental expense shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time period in which the benefit is to be derived. Thus, the annual payment should be amortized over the lease term. Under paragraph 5f. of SFAS 13, the lease term was determined to be the original 50 year term plus the 20 year renewal term. The amount to be amortized ratably over the lease term is the minimum lease payment. As defined in paragraph 5 of SFAS 13, lease payments that depend on an existing index or rate, such as the consumer price index, shall be included in minimum lease payments based on the index or rate existing at the inception of the lease. Any increases or decreases in lease payments that result from subsequent changes in the index or rate are contingent rentals and shall be included in expense for that period when incurred.
Prior to fiscal year 2006, Bay Gas had expensed the annual Cavern Storage Rights fee as paid versus the requirements of paragraph 15 of SFAS No. 13. The one-time credit to operating expenses and corresponding prepaid asset in fiscal year 2006 is the cumulative effect of the error that was corrected in fiscal year 2006. The difference in amounts actually expensed in all prior periods compared to the minimum lease payments that should have been amortized in those years were immaterial, both quantitatively and qualitatively, to the income statements (Pre-tax income exceeded $20 million in fiscal years 2004 through 2006). Likewise, the difference in the prepaid balance at September 30, 2005 was also immaterial, both quantitatively and qualitatively, to the financial statements. Therefore, it was not deemed necessary to restate prior period financial statements. The correcting entry in fiscal 2006 was also immaterial to the fiscal year 2006 financial statements as the adjustment represented 0.01% of the total asset balance at September 30, 2006, 0.03% of the operating revenues for fiscal 2006 and 0.2% of pre-tax income. The minimum lease payments are now being amortized over the approximate 70 year lease term and any inflation adjusted amounts are expensed in the period to which they relate.
In responding to your comments noted above, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and trust that you will find the foregoing responsive to them. Should you have any questions or comments regarding our responses, please do not hesitate to contact me at 251-450-4641.
Very truly yours,
Charles P. Huffman
Senior Vice President and
Chief Financial Officer